UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D-Amendment

Under the Securities Exchange Act of 1934

(Amendment No. 2)

    FOODARAMA CORPORATION
-------------------------------------------------------------
(Name of Issuer)

COMMON STOCK
-------------------------------------------------------------
(Title of class of securities)

  344820105
-------------------------------------------------------------
(CUSIP Number)

    CARL WILLIAM DINGER III
    7 LAKE TRAIL WEST
    MORRISTOWN, NJ 07960
    (973)-408-9377
-------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

February 7, 2001
-------------------------------------------------------------
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the
following box:
/       /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).




CUSIP No. 344820105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF
ABOVE
PERSONS (ENTITIES ONLY):

		Carl W. Dinger III*		###-##-####
		Jeffrey E. Dinger*		###-##-####
		Carl W. Dinger Jr.		###-##-####
		Carousel World LP			22-3699584
		Ashley E. Dinger Trust		22-6710058
		Caleigh N. Dinger Trust		22-6710059
		Shelby C. Dinger Trust		22-6739944
		Dinger Marital Trust		22-6746067

(*individually and as trustee for three separates trust
  FBO Carl W. Dinger III's children)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)	/   X   /

(b)	/      /

3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

		PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
TO ITEMS 2(d) or 2(e)

	  	/          /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

		Carl W. Dinger III - USA
		Jeffrey E. Dinger   - USA
		Carl W. Dinger, Jr. - USA
		Carousel World LP - A New Jersey Limited
					  Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:





7. SOLE VOTING POWER

		72,766

8. SHARED VOTING POWER

         	     0

9. SOLE DISPOSITIVE POWER

		72,766



10. SHARED DISPOSITIVE POWER

           	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

		Carl W. Dinger III -   51,800 shares common
		Jeffrey E. Dinger -    10,900 shares common
		Carl W. Dinger, Jr. -   5,500 shares common
		Carousel World LP -  	1,500 shares common
		Ashley E. Dinger Trust -  407 shares common
		Shelby C. Dinger Trust -  759 shares common
		Dinger Marital Trust  -	1,800 shares common
		Caleigh N. Dinger Trust - 100 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

		/          /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    		6.5%

14. TYPE OF REPORTING PERSON

		IN, CO  (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.		SECURITY AND ISSUER

This statement relates to the Common Stock, $1.00 par value per share ("the shares"), of Foodarama Supermarkets Inc., (the "Issuer"). The principal offices of the issuer are at 922 Highway 33, Building 6, Suite 1, Freehold, NJ 07728.


ITEM 2.		IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Jeffrey E. Dinger and Carl W. Dinger, Jr. ("reporting persons") whom are all related. Carl W. Dinger Jr. is the father of Carl W. Dinger III and Jeffrey E. Dinger. Carousel World LP. is a New Jersey partnership of which Carl W. Dinger Jr., Carl W. Dinger III and Jeffrey E. Dinger are the General Partners. The three listed beneficiaries of the trusts are the children of Carl W. Dinger III, with the trustees being Carl W. Dinger III, Jeffrey E. Dinger, and Brenda L. Dinger.

b.) The principal address of each person or entity in the group is as follows:

		Carl W. Dinger III
		7 Lake Trail West
		Morristown, NJ 07960

		Jeffrey E. Dinger
		4 Fox Hollow Road
		Morristown, NJ 07960

		Carl W. Dinger, Jr.
		55 Loantaka Lane North
		Morristown, NJ 07960

		Carousel World LP
		P.O. Box 150
		Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, Principal business and address of any corporation or other
Organization in which such employment is conducted;

Carl W. Dinger III - Consultant/Officer of Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

Jeffrey E, Dinger - Investments/Officer of Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

Carl W. Dinger, Jr. - Retired/Officer Carousel Art Inc.
(address same as in (b.), General Partner of Carousel World
LP.

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.)	Mr. Carl W. Dinger III, Mr. Jeffrey E. Dinger and Mr.
Carl W. Dinger, Jr. are all citizens of the United States.
Carousel Art Incorporated is incorporated in the State of New Jersey.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in two accounts, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.		PURPOSE OF THE TRANSACTION

This 13D amendment is being filed pursuant to the Dinger Group's change in position with respect to Foodarama Supermarkets Inc. Carl W. Dinger III of the filing Group has had ongoing discussions with Foodarama's Management regarding the Group's recently submitted shareholder proposal which recommends Management authorize a dutch tender offer. Management indicated that while they support efforts to enhance shareholder value, the timing of the proposal is not opportune. The Chief Executive Officer referred to a number of matters affecting the Company's operations and capital requirements as disclosed in the Company's recent 10K filing including the ongoing store-remodeling program.

The filing Group believes Management has done an exemplary job managing the Company in a competitive environment. This was evidenced by the recent earnings report showing significant improvement in Fiscal 2000 LIFO-adjusted earnings. While the filing group believes the stock is significantly undervalued and steps should be taken to improve shareholder value, the group is also deferential to Management's judgement given recent operating improvement.

Accordingly, the Group will adhere to Management's request to withdraw the proposal. The Dinger Group has informed
Management that it intends to resubmit the proposal for the 2002 annual shareholders meeting if the stock price does not improve substantially and reflect more normal industry multiples.


ITEM 5.		INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10K for the quarter ending 10/28/01, the issuer had 1,117,290 common shares outstanding. The reporting persons forming the group own an aggregate of 72,766 common shares representing 6.5% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

				Carl W. Dinger III	51,800
				Jeffrey E. Dinger		10,900
				Carl W. Dinger, Jr.	 5,500
				Carousel Art Inc.	 	 1,500
				Ashley E. Dinger Trust*    407
				Shelby C. Dinger Trust*	   759
				Caleigh N. Dinger Trust*   100
				Dinger Marital Trust	 1,800
					Total			72,766



*Children of Carl W. Dinger III, Carl W. Dinger III and
Jeffrey E. Dinger and Brenda L. Dinger are trustees.

b.) Each individual retains voting control over their respective holdings with the exception of the trusts. The trust shares are voted by the trustees, Carl W. Dinger III, Jeffrey E. Dinger and Brenda L. Dinger.

c.) Transactions over that past sixty days are as follows, (all purchases):

		1. Carl W. Dinger III:

			Date		Shares		Price

			12/29/00	1500			$15.50

2. Carl W. Dinger Jr.

Date		Shares		Price

12/29/00	1500			$15.50


d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.


ITEM 6. 		CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting
Persons, or between the Reporting Persons and any other
Person, with respect to the securities of the Issuer.

ITEM 7.		MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 7, 2001
_____________________________________________________________
_
DATE

Carl W. Dinger III, individually, as trustee, and as General
Partner of Carousel World LP.
_____________________________________________________________
__
SIGNATURE

Jeffrey E. Dinger, individually, as trustee, and as General
Partner of Carousel World LP.
_____________________________________________________________
__
SIGNATURE

Carl W Dinger, Jr., individually and as General Partner of
Carousel World LP.
_____________________________________________________________
__
SIGNATURE

Brenda L. Dinger, as trustee
_____________________________________________________________
__
SIGNATURE